Exhibit 22

Issuer of Registered Guaranteed Debt Securities

Nabors Industries, Inc., a Delaware corporation (“Nabors Delaware”), is an indirect, wholly-owned subsidiary of Nabors Industries Ltd., a Bermuda exempted company (“Nabors”). As of December 31, 2023, Nabors was the issuer of its 5.75% Senior Notes due 2025 (the “Registered Notes”). The Registered Notes were fully and unconditionally guaranteed by Nabors.